Exhibit 10.30
August 21, 2008
Rockwell Medical
Rob Chioini
30142 Wixom Road
Wixom, MI 48393

Re:	Lease Renewal Proposal
30142 Wixom Rd, Wixom, MI
Dear Mr. Chioini,
Thank you for taking the time to meet today and discuss your renewal of the above referenced property.
Our company is willing to discount the renewal rate in order to give you the most competitive possible rate. Your new monthly rate would be as follows for the term stated below:
September 1, 2008- August 31, 2010           $21,190.84 per month
All above Amounts subject to NNN per Month
Your escrow payment in the amount of $9,900.00 will be in addition to the above quoted rental amounts. This escrow amount will be due each month thru December 31, 2008. At that time an escrow analysis will be completed and the figure could change based upon actual expense.
The above rates are based on a renewal of the lease in an “as is” condition. All other terms and conditions of your original lease agreement dated October 23, 2000 and subsequent lease renewals will remain in effect. If any installment of Rent or other sum due to Landlord is unpaid for ten (10) days after Tenant Rent is due, Tenant shall pay, in addition to all other charges, an administrative charge of ten (10%) percent of the amount of the original rent amount and interest at the highest legal rate (charged daily), until rent, including fees are paid in full, such overdue installment to compensate Landlord for the cost and expense of said delay. Tenant agrees to pay a fifty ($50.00) Dollar fee for any check returned for non-sufficient funds. Landlord and Tenant acknowledge that the charge set forth herein is a reasonable estimate of the expense and inconvenience which Landlord will be put to if payments are not made on time, and acknowledge that the actual damages which Landlord will or may suffer in such case are difficult or impossible to ascertain and measure.
Should you wish to renew your lease, please initial where indicated, sign and fax back to 248-353-4849 prior to Tuesday, August 26, 2008. The above rate is quoted to you on the basis that you will renew prior to that date. Upon receipt three (3) original copies will be

Exhibit 10.30
mailed for your execution. Once received, a completely executed copy will be returned to you via first class mail.
If the Tenant shall default upon any of the terms of the Lease or this lease renewal, Tenant shall at Landlords demand pay to the Landlord any and all sums due to Landlord, including (without limitation) all interest on past due obligations of Tenant, costs advanced by Landlord, and all damages and expenses (including court costs, attorney’s fees and litigation costs), that may arise in consequence of Tenant’s default, or in Landlords regaining possession of the premises.
The parties agree that all of their respective rights and obligations under the Lease, as amended, shall remain in full force and effect
This Lease Renewal Agreement shall be fully binding once executed by both Tenant and Landlord.
Please feel free to contact me at my office (248) 353-4800 should you have any questions.

Very truly yours,
International Wixom, LLC

Agreed to and Accepted By:	Agreed to and Accepted By:
International Wixom, LLC	Rockwell Medical Technologies, Inc

/s/ Darryl Rodgers	/s/ Robert L. Chioini

Darryl Rogers, Member	Rob Chioini, President

Date:	09/03/2008	Date:	09/03/2008
FAX COPY BINDING